UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Wheels Up Experience Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96328L 205

(CUSIP Number)

Thomas LaMacchia

c/o Certares Management LLC

350 Madison Avenue, 8th floor

New York, New York 10017

(212) 624-2940

Laura L. Torrado

c/o Knighthead Opportunities Capital Management, LLC

280 Park Avenue, 22nd Floor

New York, New York 10017

(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 96328L 205

1	Names of Reporting Persons CK Wheels LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 258,169,208
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 258,169,208
11	Aggregate Amount Beneficially Owned by Each Reporting Person 258,169,208
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 37.1% (1)
14	Type of Reporting Person (See Instructions) OO

(1)	Percentage calculated on the basis of 696,770,484 shares of Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Wheels Up Experience Inc. (the “Issuer”), outstanding as of November 15, 2023, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on November 16, 2023. Pursuant to the terms of the Investor Rights Agreement (as defined in the Reporting Person’s initial statement on Schedule 13D), the Issuer’s Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Issuer (together, the “Issuer Charter Documents”), for so long as CK Wheels LLC (“CK Wheels”) holds shares of Class A Common Stock, neither it nor the Reporting Person named above shall have voting rights with respect to any shares of Class A Common Stock in excess of 23.9% (or in certain circumstances, 24.9%) of the issued and outstanding voting stock of the Issuer.

CUSIP No. 96328L 205

1	Names of Reporting Persons CK Opportunities GP, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 258,169,208
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 258,169,208
11	Aggregate Amount Beneficially Owned by Each Reporting Person 258,169,208
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 37.1% (1)
14	Type of Reporting Person (See Instructions) HC

(1)	Percentage calculated on the basis of 696,770,484 shares of Class A Common Stock of the Issuer, outstanding as of November 15, 2023, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on November 16, 2023. Pursuant to the terms of the Investor Rights Agreement (as defined in the Reporting Person’s initial statement on Schedule 13D) and the Issuer Charter Documents, for so long as CK Wheels LLC holds shares of Class A Common Stock, neither it nor the Reporting Person named above shall have voting rights with respect to any shares of Class A Common Stock in excess of 23.9% (or in certain circumstances, 24.9%) of the issued and outstanding voting stock of the Issuer.

CUSIP No. 96328L 205

1	Names of Reporting Persons Certares Opportunities LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 258,169,208 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 258,169,208
11	Aggregate Amount Beneficially Owned by Each Reporting Person 258,169,208
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 37.1% (1)
14	Type of Reporting Person (See Instructions) IA

(1)	Percentage calculated on the basis of 696,770,484 shares of Class A Common Stock of the Issuer, outstanding as of November 15, 2023, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on November 16, 2023. Pursuant to the terms of the Investor Rights Agreement (as defined in the Reporting Person’s initial statement on Schedule 13D) and the Issuer Charter Documents, for so long as CK Wheels LLC holds shares of Class A Common Stock, neither it nor the Reporting Person named above shall have voting rights with respect to any shares of Class A Common Stock in excess of 23.9% (or in certain circumstances, 24.9%) of the issued and outstanding voting stock of the Issuer.

CUSIP No. 96328L 205

1	Names of Reporting Persons Knighthead Opportunities Capital Management, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 258,169,208 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 258,169,208
11	Aggregate Amount Beneficially Owned by Each Reporting Person 258,169,208
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 37.1% (1)
14	Type of Reporting Person (See Instructions) IA

(1)	Percentage calculated on the basis of 696,770,484 shares of Class A Common Stock of the Issuer, outstanding as of November 15, 2023, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on November 16, 2023. Pursuant to the terms of the Investor Rights Agreement (as defined in the Reporting Person’s initial statement on Schedule 13D) and the Issuer Charter Documents, for so long as CK Wheels LLC holds shares of Class A Common Stock, neither it nor the Reporting Person named above shall have voting rights with respect to any shares of Class A Common Stock in excess of 23.9% (or in certain circumstances, 24.9%) of the issued and outstanding voting stock of the Issuer.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Issuer’s Class A Common Stock and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person on September 26, 2023 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby by amended and supplemented by deleting the first paragraph of Item 3 and replacing it with the following paragraph:

“The responses of the Reporting Person to Items 2, 4, 5 and 6 of the Schedule 13D, as amended by this Amendment No. 1, are incorporated into this Item 3 by reference.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by deleting the last paragraph of Item 4 of the Schedule 13D and replacing it with the following:

“Amendments to Credit Agreement and Investor Rights Agreement

On November 15, 2023, the Issuer entered into Amendment No. 1 to the Credit Agreement (the “Credit Agreement Amendment”) primarily to reflect the addition of two new investors (the “Additional Investors”) collectively providing incremental term loan commitments of $40 million to the Issuer, therefore increasing the aggregate principal amount of the five-year term loan facility under the Credit Agreement to $390 million. The Reporting Persons’ commitments under the Credit Agreement, including the revolving working capital credit facility, remain unchanged.

In connection with the transactions contemplated by the Credit Agreement Amendment, the Issuer and the Investors entered into Amendment No. 1 to the Investor Rights Agreement, dated as of November 15, 2023 (the “IRA Amendment”), primarily to provide for the issuance of shares of Class A Common Stock to the Additional Investors as consideration for the transactions contemplated by the Credit Agreement Amendment.

The foregoing descriptions of the Credit Agreement Amendment and IRA Amendment do not purport to be complete and are qualified in their entirety by reference to the Credit Agreement Amendment and IRA Amendment filed as Exhibit 4 and 5 to this Schedule 13D, respectively, which are incorporated by reference herein.

Shareholder Approval and Subsequent Issuance of Shares

On November 9, 2023, the Issuer held a special meeting of stockholders and obtained the Requisite Shareholder Approval to amend the Issuer Charter Documents to, among other things, provide for an increase in the authorized Class A Common Stock as described in the Schedule 13D. On November 15, 2023, the Issuer issued to CK Wheels an additional 197,606,206 shares of Class A Common Stock in accordance with the terms of the Investor Rights Agreement and IRA Amendment.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

“(a) The responses by each of the Reporting Persons to rows (7) through (13) on pages 1, 2, 3 and 4 and Items 2, 3, 4 and 6 of the Schedule 13D, as amended by this Amendment No. 1, are incorporated into this Item 5 by reference.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby by amended and supplemented by deleting the first paragraph of Item 6 and replacing it with the following:

“The responses of the Reporting Person to Items 2, 3, 4, 5 of the Schedule 13D, as amended by this Amendment No. 1, are incorporated into this Item 6 by reference.”

Item 7.	Material to Be Filed as Exhibits.

 Item 7 is hereby amended to add the following exhibit:

Exhibit 4	Amendment No. 1 to Credit Agreement, dated as of November 15, 2023, by and among the Issuer, the subsidiaries of the Issuer party thereto, as guarantors, CK Wheels, certain other lenders party thereto, and U.S. Bank Trust Company, N.A., as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 16, 2023).
Exhibit 5	Amendment No. 1 to Investment and Investor Rights Agreement, dated as of November 15, 2023, by and among the Issuer, CK Wheels and the other entities listed on Schedule A thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 16, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: November 17, 2023

CK WHEELS LLC

By:	/s/ Thomas La Macchia
Name:	Thomas LaMacchia
Title:	Authorized Signatory

By:	/s/ Laura L. Torrado
Name:	Laura L. Torrado
Title:	Authorized Signatory

CK OPPORTUNITIES GP, LLC

By:	/s/ Thomas La Macchia
Name:	Thomas LaMacchia
Title:	Authorized Signatory

By:	/s/ Laura L. Torrado
Name:	Laura L. Torrado
Title:	Authorized Signatory

CERTARES OPPORTUNITIES LLC

By:	CERTARES MANAGEMENT LLC, its Sole Member,

By:	/s/ Thomas La Macchia
Name:	Thomas LaMacchia
Title:	Managing Director & General Counsel

KNIGHTHEAD OPPORTUNITIES CAPITAL MANAGEMENT, LLC

By:	/s/ Laura L. Torrado
Name:	Laura L. Torrado
Title:	General Counsel